UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TriNet Group, Inc.
(Name of Issuer)

Common Stock, par value $0.000025 per share
(Title of Class of Securities)

896288107
(CUSIP Number)

David L. Caplan
Partner & General Counsel
Atairos Management, L.P.
620 Fifth Avenue
New York, NY 10020
(646) 690-5220

With a Copy to:

Anthony F. Vernace
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-7136
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
AGI-T, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

1	NAMES OF REPORTING PERSONS
A-T Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

1	NAMES OF REPORTING PERSONS
Atairos Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

1	NAMES OF REPORTING PERSONS
Atairos Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

1	NAMES OF REPORTING PERSONS
Atairos Partners GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

1	NAMES OF REPORTING PERSONS
A-A SMA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,758,947 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,758,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,758,947

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

1	NAMES OF REPORTING PERSONS
A-A SMA GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,758,947 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,758,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,758,947

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

1	NAMES OF REPORTING PERSONS
Michael J. Angelakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,477,538 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,477,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,477,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement.
(2) Based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on July 26, 2023.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 13, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on February 21, 2019, Amendment No. 2 to the Schedule 13D filed on March 9, 2020 and Amendment No. 3 to the Schedule 13D filed on February 16, 2023  (as so amended, this “Schedule 13D”) relating to the common stock, par value $0.000025 per share (the “Common Stock” or the “shares”), of TriNet Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(c) of this Schedule 13D is hereby amended and supplemented as follows:

Information regarding each director and executive officer of Atairos Group, Inc. and Atairos Partners GP, Inc. is set forth on the updated Schedule A attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 30, 2023 the Issuer entered into a repurchase agreement (the “Repurchase Agreement”) with AGI-T, L.P. and A-A SMA, L.P. Pursuant to the Repurchase Agreement, each of AGI-T, L.P. and A-A SMA, L.P. agreed to sell, and the Issuer agreed to repurchase from AGI-T, L.P. and A-A SMA, L.P. for cash, an aggregate of a minimum of 3,364,486 shares of the Issuer’s Common Stock (representing approximately $360 million in value of shares) (the sale and purchase of shares pursuant to the Repurchase Agreement, the “Share Repurchase”) at the purchase price set forth in the Issuer’s fixed price tender offer for up to 5,981,308 shares (the “Tender Offer”), which was announced on July 31, 2023, but at not less than $107.00 per share.  If the Tender Offer is not fully subscribed, but at least 3,644,859 shares are properly tendered and not properly withdrawn pursuant to the Tender Offer, each of AGI-T, L.P. and A-A SMA, L.P. has agreed to increase the number of shares to be sold to the Issuer under the Repurchase Agreement and will sell, in the aggregate, an additional number of shares equal to the difference between the number of shares offered to be repurchased pursuant to the Tender Offer and the number of shares actually repurchased in the Tender Offer; provided that such increase does not cause the combined beneficial ownership of AGI-T, L.P. and A-A SMA, L.P. to be less than 33% of the outstanding shares immediately following the closing of the Share Repurchase (taking into account the shares purchased in the Tender Offer), which percentage may be further reduced to 30% at the discretion of AGI-T, L.P. and A-A SMA, L.P.  Each of AGI-T, L.P. and A-A SMA, L.P. has also agreed, in the event the Issuer increases the number of shares to be purchased in the Tender Offer by up to two percent of the outstanding shares, as described in the Tender Offer, to increase the number of shares to be sold, by up to an aggregate of an additional 429,005 shares. The closing of the Share Repurchase is conditioned upon the consummation of the Tender Offer, which is subject to the conditions described therein.

The foregoing description of the Repurchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Repurchase Agreement, which is filed hereto as Exhibit 8 and incorporated by reference herein.  The foregoing description of the Tender Offer does not purport to be complete and is qualified in its entirety to the description of the Tender Offer contained in the Tender Offer Statement on Schedule TO filed with the SEC by the Issuer on August 1, 2023.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby supplemented as follows:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 21,477,538 shares of Common Stock.  Such amount includes 27,279 shares of Common Stock received by Mr. Angelakis in his capacity as a director of the Issuer, over which the Reporting Persons may be deemed to have beneficial ownership.  Beneficial ownership reported herein does not include an additional 2,807 restricted stock units held by Mr. Angelakis which are not scheduled to vest within 60 days of the date hereof. Such number of shares of Common Stock represent 36.0% of the shares of Common Stock outstanding based on 59,681,266 shares of Common Stock outstanding as of July 19, 2023, which number the Issuer reported in the Issuer Form 10-Q.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein. The voting power limitations under Amendment No. 1 to Stockholder Agreement are incorporated herein by reference.

(c) Other than as described herein, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A to Amendment No. 1, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The disclosures under Item 4 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 8: Repurchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on  July 31, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2023

AGI-T, L.P.
By:	A-T HOLDINGS GP, LLC, its general partner
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

A-T HOLDINGS GP, LLC
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

ATAIROS PARTNERS, L.P.
By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

A-A SMA, L.P.
By:	A-A SMA GP, LLC, its general partner
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

A-A SMA GP, LLC
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis
Name:	Michael J. Angelakis

SCHEDULE A

Directors and Officers of Atairos Group, Inc. and Atairos Partners GP, Inc.

Name	Office	Principal Business Address	Citizenship

Michael J. Angelakis	Chairman and Chief Executive Officer	40 Morris Avenue Bryn Mawr, PA 19010	United States of America

Alexander D. Evans	Director and Vice President	620 Fifth Avenue, Rockefeller Plaza, New York, NY 10020	United States of America

David L. Caplan	Director, Vice President, and General Counsel	620 Fifth Avenue, Rockefeller Plaza, New York, NY 10020	United States of America

Clare McGrory	Director and Chief Financial Officer	40 Morris Avenue Bryn Mawr, PA 19010	United States of America